SEC File No. 82-4364

ROLY INTERNATIONAL HOLDINGS LTD.
(incorporated in Bermuda with limited liability)

5 February 2003

BY AIRMAIL

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

03007382

SUPPL

03 FEB 20 AM 7:21

Dear Sirs

ROLY INTERNATIONAL HOLDINGS LTD.
- Daily Share Buy-Back Notices

Please be advised that the attached announcements regarding the above matters were submitted to the Singapore Exchange Securities Trading Limited on the 17th, 20th, 22nd, 23rd, 24th, 27th, 29th and 30th of January 2003.

Should you have any queries, please do not hesitate to contact the undersigned at Tel: (852) 3112 3091 or Fax: (852) 3110 1228 or email to brenda.cheung@roly.com .

Yours faithfully
For and on behalf of
Roly International Holdings Ltd.

Brenda Cheung
Company Secretary

PROCESSED
MAR 19 2003
THOMSON
FINANCIAL

Encl.

dlw 3/18

MASNET No. 80 OF 17.01.2003
Announcement No. 80

ROLY INTERNATIONAL HOLDINGS LTD

Daily Share Buy-Back Notice

A. Share Buy-Back Authority

I) Maximum number of shares authorised for purchase : 37,114,776

B. Details of purchases made

I) Purchases made by way of market acquisition? Yes

1.	Date of purchases	:	17/01/2003
2.	Total number of shares purchased	:	335,000
3a.	Price paid per share	:	(average) S$0.261
3b.	(i) Highest price per share	:	S$0.265
	(ii) Lowest price per share	:	S$0.260
4.	Total consideration paid or payable for the shares	:	S$88,081

II) Purchases made by way of off-market acquisition on equal access scheme? No

C. Cumulative Purchases

	By way of market acquisition		By way of off-market acquisition on equal access scheme		Total	
	Number	%	Number	%	Number	%
Cumulative number of shares purchased to date	2,960,000	0.74	0	0	2,960,000	0.74

D.

Number of issued shares after purchase : 394,557,764

Submitted by CHEUNG Hoi Yin, Brenda, Company Secretary on 17/01/2003 to the SGX

MASNET No. 103 OF 20.01.2003
Announcement No. 103

ROLY INTERNATIONAL HOLDINGS LTD

Daily Share Buy-Back Notice

A. Share Buy-Back Authority

I) Maximum number of shares authorised for purchase : 36,779,776

B. Details of purchases made

I) Purchases made by way of market acquisition? Yes

1.	Date of purchases	:	20/01/2003
2.	Total number of shares purchased	:	250,000
3a.	Price paid per share	:	S$0.255
3b.	(i) Highest price per share	:	S$0.255
	(ii) Lowest price per share	:	S$0.255
4.	Total consideration paid or payable for the shares	:	S$64,101

II) Purchases made by way of off-market acquisition on equal access scheme? No

C. Cumulative Purchases

	By way of market acquisition		By way of off-market acquisition on equal access scheme		Total	
	Number	%	Number	%	Number	%
Cumulative number of shares purchased to date	3,210,000	0.81	0	0	3,210,000	0.81

D.

Number of issued shares after purchase : 394,307,764

Submitted by CHEUNG Hoi Yin, Brenda, Company Secretary on 20/01/2003 to the SGX

MASNET No. 68 OF 22.01.2003
Announcement No. 68

ROLY INTERNATIONAL HOLDINGS LTD

Daily Share Buy-Back Notice

A. Share Buy-Back Authority

I) Maximum number of shares authorised for purchase : 36,529,776

B. Details of purchases made

I) Purchases made by way of market acquisition? Yes

1.	Date of purchases	:	22/01/2003
2.	Total number of shares purchased	:	468,000
3a.	Price paid per share	:	S$0.255
3b.	(i) Highest price per share	:	S$0.255
	(ii) Lowest price per share	:	S$0.255
4.	Total consideration paid or payable for the shares	:	S$119,996

II) Purchases made by way of off-market acquisition on equal access scheme? No

C. Cumulative Purchases

	By way of market acquisition		By way of off-market acquisition on equal access scheme		Total	
	Number	%	Number	%	Number	%
Cumulative number of shares purchased to date	3,678,000	0.93	0	0	3,678,000	0.93

D.

Number of issued shares after purchase : 393,839,764

Submitted by CHEUNG Hoi Yin, Brenda, Company Secretary on 22/01/2003 to the SGX

MASNET No. 63 OF 23.01.2003
Announcement No. 63

ROLY INTERNATIONAL HOLDINGS LTD

Daily Share Buy-Back Notice

A. Share Buy-Back Authority

I) Maximum number of shares authorised for purchase : 36,061,776

B. Details of purchases made

I) Purchases made by way of market acquisition? Yes

1.	Date of purchases	:	23/01/2003
2.	Total number of shares purchased	:	600,000
3a.	Price paid per share	:	S$0.255
3b.	(i) Highest price per share	:	S$0.255
	(ii) Lowest price per share	:	S$0.255
4.	Total consideration paid or payable for the shares	:	S$153,842

II) Purchases made by way of off-market acquisition on equal access scheme? No

C. Cumulative Purchases

	By way of market acquisition		By way of off-market acquisition on equal access scheme		Total	
	Number	%	Number	%	Number	%
Cumulative number of shares purchased to date	4,278,000	1.08	0	0	4,278,000	1.08

D.

Number of issued shares after purchase : 393,239,764

Submitted by CHEUNG Hoi Yin, Brenda, Company Secretary on 23/01/2003 to the SGX

MASNET No. 69 OF 24.01.2003
Announcement No. 69

ROLY INTERNATIONAL HOLDINGS LTD

Daily Share Buy-Back Notice

A. Share Buy-Back Authority

I) Maximum number of shares authorised for purchase : 35,461,776

B. Details of purchases made

I) Purchases made by way of market acquisition? Yes

1.	Date of purchases	:	24/01/2003
2.	Total number of shares purchased	:	617,000
3a.	Price paid per share	:	(average) S$0.251
3b.	(i) Highest price per share	:	S$0.255
	(ii) Lowest price per share	:	S$0.250
4.	Total consideration paid or payable for the shares	:	S$155,601

II) Purchases made by way of off-market acquisition on equal access scheme? No

C. Cumulative Purchases

	By way of market acquisition		By way of off-market acquisition on equal access scheme		Total	
	Number	%	Number	%	Number	%
Cumulative number of shares purchased to date	4,895,000	1.23	0	0	4,895,000	1.23

D.

Number of issued shares after purchase : 392,622,764

Submitted by CHEUNG Hoi Yin, Brenda, Company Secretary on 24/01/2003 to the SGX

MASNET No. 74 OF 27.01.2003
Announcement No. 88

ROLY INTERNATIONAL HOLDINGS LTD

Daily Share Buy-Back Notice

A. Share Buy-Back Authority

I) Maximum number of shares authorised for purchase : 34,844,776

B. Details of purchases made

I) Purchases made by way of market acquisition? Yes

1.	Date of purchases	:	27/01/2003
2.	Total number of shares purchased	:	365,000
3a.	Price paid per share	:	S$0.240
3b.	(i) Highest price per share	:	S$0.240
	(ii) Lowest price per share	:	S$0.240
4.	Total consideration paid or payable for the shares	:	S$88,082

II) Purchases made by way of off-market acquisition on equal access scheme? No

C. Cumulative Purchases

	By way of market acquisition		By way of off-market acquisition on equal access scheme		Total	
	Number	%	Number	%	Number	%
Cumulative number of shares purchased to date	5,260,000	1.32	0	0	5,260,000	1.32

D.

Number of issued shares after purchase : 392,257,764

Submitted by CHEUNG Hoi Yin, Brenda, Company Secretary on 27/01/2003 to the SGX

MASNET No. 55 OF 29.01.2003
Announcement No. 55

ROLY INTERNATIONAL HOLDINGS LTD

Daily Share Buy-Back Notice

A. Share Buy-Back Authority

I) Maximum number of shares authorised for purchase : 34,479,776

B. Details of purchases made

I) Purchases made by way of market acquisition? Yes

1.	Date of purchases	:	29/01/2003
2.	Total number of shares purchased	:	458,000
3a.	Price paid per share	:	S$0.240
3b.	(i) Highest price per share	:	S$0.240
	(ii) Lowest price per share	:	S$0.240
4.	Total consideration paid or payable for the shares	:	S$110,525

II) Purchases made by way of off-market acquisition on equal access scheme? No

C. Cumulative Purchases

	By way of market acquisition		By way of off-market acquisition on equal access scheme		Total	
	Number	%	Number	%	Number	%
Cumulative number of shares purchased to date	5,718,000	1.44	0	0	5,718,000	1.44

D.

Number of issued shares after purchase : 391,799,764

Submitted by CHEUNG Hoi Yin, Brenda, Company Secretary on 29/01/2003 to the SGX

MASNET No. 83 OF 30.01.2003
Announcement No. 83

ROLY INTERNATIONAL HOLDINGS LTD

Daily Share Buy-Back Notice

A. Share Buy-Back Authority

I) Maximum number of shares authorised for purchase : 34,021,776

B. Details of purchases made

I) Purchases made by way of market acquisition? Yes

1.	Date of purchases	:	30/01/2003
2.	Total number of shares purchased	:	526,000
3a.	Price paid per share	:	(average) S$0.240
3b.	(i) Highest price per share	:	S$0.245
	(ii) Lowest price per share	:	S$0.240
4.	Total consideration paid or payable for the shares	:	S$127,114

II) Purchases made by way of off-market acquisition on equal access scheme? No

C. Cumulative Purchases

	By way of market acquisition		By way of off-market acquisition on equal access scheme		Total	
	Number	%	Number	%	Number	%
Cumulative number of shares purchased to date	6,244,000	1.57	0	0	6,244,000	1.57

D.

Number of issued shares after purchase : 391,273,764

Submitted by CHEUNG Hoi Yin, Brenda, Company Secretary on 30/01/2003 to the SGX